UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-67930

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GP Bullhound Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Sansome Street, Suite 3650
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alec Dafferner	(415) 986-0168	alec.dafferner@gpbullhound.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2872 Ygnacio Valley Road, #460	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

03-04-2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alec Dafferner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GP Bullhound Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF TEXAS
Shelbi Falcon
ID NUMBER 133202461
COMMISSION EXPIRES July 6, 2025

02/28/2022

Signature: Alec M Dafferner

Title: Partner

Shelbi Falcon Notary Public, State of Texas

Notary Public

Notarized online using audio-video communication

State of: Texas County of: Waller

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GP BULLHOUND INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GP Bullhound, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GP Bullhound, Inc. as of December 31, 2021, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GP Bullhound, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GP Bullhound, Inc.'s management. Our responsibility is to express an opinion on GP Bullhound, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GP Bullhound, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I - Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the Security and Exchange Act of 1934 and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the SEC has been subjected to audit procedures performed in conjunction with the audit of GP Bullhound, Inc.'s financial statements. The supplemental information is the responsibility of GP Bullhound, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as GP Bullhound, Inc.'s auditor since 2008.
Walnut Creek, California
February 25, 2022

GP BULLHOUND INC.
Statement of Financial Condition
December 31, 2021

ASSETS

Cash in bank	$	38,655,977
Restricted certificates of deposit		287,900
Accounts receivable		592,910
Prepaid Expenses and Other Assets		64,958
Lease Assets		1,760,359
Deferred Income Tax		549,379
Furniture, equipment, leasehold improvements and automobiles, net of accumulated depreciation of $164,962		96,806
Total Assets	$	42,008,289

LIABILITIES AND COMPANY EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	570,999
Accrued tax liability		6,429,198
Discretionary bonuses payable		13,427,294
Lease obligations		1,760,359
Unearned Revenue		1,028,686
Total Liabilities		23,216,536
Shareholders' equity:		
Capital stock, $0.01 par value, 1,000 shares authorized; 100 shares issues and outstanding		1
Additional paid-in capital		199,999
Retained earnings		18,591,753
Total Shareholders' equity		18,791,753
Total Liabilities and Shareholders' Equity	$	42,008,289

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND INC.
Statement of Income
December 31, 2021

Revenue		
Fees and commissions earned	$	43,325,623
Other Income		449,565
Total revenue		43,775,188
Expenses		
Salaries and bonuses		17,494,859
Employee Benefits		534,423
Travel and entertainment, net		708,109
Rent and occupancy expense		892,771
Telephone, internet and communication		148,465
Professional fees:		
Consulting		674,776
Accounting		115,635
Legal		18,301
Marketing expense		30,082
Insurance		4,642
Office expense		2,534
Regulatory fees		84,247
Depreciation		55,654
Bad Debt expense		129,647
Other		11,152
Total Expenses	$	20,905,298
Income before provision for income taxes		22,869,890
Provision for income taxes		6,839,100
Net Income	$	16,030,790

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND INC.
Statement of Changes in Shareholders' Equity
December 31, 2021

	Shares	Amount	Additional Paid-in Capital	Accumulated Earnings	Total
Balance - December 31, 2020	100	$ 1	$ 199,999	$ 2,560,963	$ 2,760,963
Net income (loss)	-	-	-	16,030,790	16,030,790
Balance - December 31, 2021	100	$ 1	$ 199,999	$18,591,753	$ 18,791,753

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND INC.
Statement of Cash Flows
December 31, 2021

Cash flows from operating activities:	
Net income	$ 16,030,790
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	55,654
Changes in operating assets and liabilities:	
(Increase) decrease in operating assets	
Increase in accounts receivable	(317,640)
Increase in lease deposits and prepaid expenses	(60,895)
Increase in deferred income tax	(496,376)
Increase (decrease) in operating liabilities	
Increase in accounts payable and accrued liabilities	10,514,324
Increase in accrued taxes	5,542,440
Decrease in unearned revenue	(11,042)
Decrease in PPP Loan	(449,565)
Net cash provided by (used in) operating activities	30,807,690
Net increase in cash	30,807,690
Cash at beginning of year	8,136,187
Cash at end of year	$ 38,943,877
Cash in bank	38,655,977
Restricted certificates of deposit	287,900
Total Cash	$ 38,943,877
Amount paid for taxes	$ 906,700

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Description of Business

GP Bullhound Inc. was incorporated in the State of California on December 21, 2004, as a wholly owned subsidiary of GP Bullhound Corporate Finance Ltd, a U.K. headquartered investment advisory company. GP Bullhound Holdings Ltd. is the ultimate holding company for an international group (GP Bullhound Group) that is an independent investment bank focused on the technology sector.

GP Bullhound Inc. (the Company) provides advisory services to its clients and clients of GP Bullhound Group. As a result, its revenue streams and accounts receivable at December 31, 2021 are derived from direct client work and work supporting clients of GP Bullhound Group.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Regulatory Authority, Inc. ("FINRA").

Liquidity

While the Company continues to generate revenues from its own client base, the continuing support of the Parent is anticipated, from time to time, for the future operations.

Estimates

The Company prepares its financial statements in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and cash equivalents

Cash equivalents include all highly liquid investments with maturity of three months or less at the date of acquisition.

Accounts receivable

Accounts receivable are stated at estimated net realizable value. Accounts receivable primarily consist of advisory services and success fee revenue billed to clients of the Company and to other companies within GP Bullhound Group. As of December 31, 2021, all accounts receivable are expected to be received. A bad debt provision of $129,647 was recorded for the year.

Revenue Recognition

Fees and commission revenue is recorded when advisory services, success fees or retainer income have been earned. Success fees ($41,720,940) are earned at the close of a successful deal generally calculated as a percentage of the transaction value. Retainer revenue ($1,119,039) is recognized as earned when performance obligation identified in the engagement letter has been satisfied. Retainer fees received before year end, but not yet earned are recognized as deferred revenue at year end. At December 31, 2021 the Company recorded $1,028,686 of deferred revenue. Other income reflects PPP Loan ($449,565) received and forgiven.

1. Organization and Summary of Significant Accounting Policies (concluded)

Concentrations

Cash
The Company maintains cash balances at one institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2021, the Company's cash balance exceeded the FDIC insured limit by $38,692,883.

Major customers
The company derived $37,737,397 (87%) of the revenue for the year ended December 31, 2021 from a success fee related to ten clients.

Income Taxes
The Company accounts for income taxes as required by the Financial Accounting Standards Board (FASB), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and the income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to years in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred income tax assets to the amounts expected to be realized.

Depreciation of Fixed Assets
Fixed assets are recorded at historical cost, net of accumulated depreciation and amortization. Leasehold improvements costing $261,768 are amortized over 5 years, which is the expected lease period. Depreciation expense for the year ended December 31, 2021 was $55,654.

2. Shareholders' Equity

Pursuant to the Articles of Incorporation, GP Bullhound Inc. was initially capitalized by the contribution of cash from the Parent with a value of $200,000. The Corporation is authorized to issue only one class of shares, designated common stock with a par value of $0.01 per share. The total number of shares which the Corporation is authorized to use is one thousand shares. One hundred shares are issued and outstanding.

3. Restricted Certificate of Deposit

The Company has a letter of credit for the San Francisco office, which required a cash collateral deposit of $100,000 at 2.4%, which is held as collateral as required under the operating lease. The Company also has a cash collateral deposit for $187,000 at 2.4% with a local bank, which is held as collateral as required under the operating lease for the New York office (see Note 6). Both of these assets are classified as restricted certificates of deposit on the Statement of Financial Condition. At December 31, 2021, the balance of these two assets was $287,000.

4. Income Taxes

The primary "timing" differences between taxable income and financial statement income are for differences between book and tax depreciation and in the period of deduction for California Franchise Taxes on the Federal return.

The Company files income tax returns in the U.S. and California. The Company is no longer subject to U.S. Federal or state income tax examinations by tax authorities for years before 2017.

The following is the computation of income tax expense:

Income Tax Expense	Federal	California	New York	Total
Net Preliminary Income before Income Taxes	$22,869,890	$22,869,890	$22,869,890	
Less prior year FTB/NY liability	(279,313)		(279,313)	
PPP Loan CA Adjustment	(449,565)	(449,565)	(449,565)	
Deductions/(Income) not allowable:				
Non-deductible portion - Meals & Ent		19,935	19,935	
Deferred Tax Items:				
Depreciation per tax returns	(3,320)	(5,391)	(3,320)	
Depreciation per books	55,654	55,654	52,892	
Taxable income	22,193,346	22,490,523	22,210,519	
Income tax thereon - current	4,726,310	1,346,425	1,263,163	7,335,898
Estimated Payments	(592,000)	(256,300)	(58,400)	(906,700)
Income Taxes Due	$4,134,310	$1,090,125	$1,204,763	$6,429,198

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $23,797,991, which was $22,362,579 in excess of its required net capital of $1,430,412. The Company's aggregate indebtedness to net capital ratio was 0.90 to 1.

6. Leases

The Company has two operating leases for office space in San Francisco and New York. The Company's operating lease for office space in San Francisco expires August 1, 2024. The annual base rent increases 3% annually. Rent expense during 2021 was $343,284.

The Company's operating lease for office space in New York expires July 5, 2023. The annual base rent increases by 1.5 percent annually. Rent expense during 2021 was $481,758.

The operating lease commitments for office space is as follows:

	New York	San Francisco
2022	471,773	341,468
2023	438,548	351,712
2024	-	209,090
Total	$910,321	$902,270

The Company implemented ASC 842 in 2019 and capitalizes the two leases. The balances of both the lease liabilities and the associated right-of-use assets at December 31, 2021 was $1,760,359.

7. Related Party Transactions

GP Bullhound Group billed the Company $485,643 for advisory services performed on its behalf in 2021. The Company will pay the balance subsequent to year ended December 31, 2021. The balance is recognized as accounts payable and accrued liabilities on the Statement of Financial Condition.

8. Subsequent Events

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm on which the financial statements were available to be issued. Subsequent to the year ended December 31, 2021, the Company has not identified any material events that require disclosure.

9. Loan Payable

The Company received a loan from Bank of America in the amount of $449,565 under the Paycheck Protection Program established by the Coronavirus Aide, Relief, and Economic Security ("CARES") Act. The Company received forgiveness of the loan on April 21, 2021.

GP BULLHOUND INC.
Schedule I
Computation of Net Capital for Brokers and Dealers Pursuant
to Rule 15c3-1 under the Security and Exchange Act of 1934
December 31, 2021

Company equity	$ 18,791,753
Add	
Discretionary Bonus	6,598,191
Total available capital	25,389,944
Assets not allowed for net capital purposes:	
Restricted certificate of deposit	(287,900)
Accounts receivable	(592,910)
Deposits and Prepaid Expenses	(64,958)
Deferred Income Tax	(549,379)
Fixed assets	(96,806)
Net Capital	23,797,991 A
Minimum net capital required:	
Greater of 6-2/3% of aggregate indebtedness ($21,456,177) or $5,000	1,430,410
Net capital in excess of requirement	$ 22,367,581
Total liabilities	$ 23,216,536
Lease obligations	(1,760,359)
Aggregate indebtedness	$ 21,456,177 B
Ratio of aggregate indebtedness ($21,456,177) B to net capital ($23,797,991) A	0.90 to 1

Reconciliation of above net capital to FOCUS Report filed:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 19,838,930	$ 28,415,238	0.59 to 1
Change in Company equity			
Change in liabilities	4,617,247	(4,617,247)	
Change in non-allowable assets	-	-	
Per statements as finalized	$ 21,456,177	$ 23,797,991	0.90 to 1

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND INC.
Schedule II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESION OR CONTROL REQUIREMENTS UNDER RULE15c3-3 OF THE SEC
December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the SecuritiesExchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.The Company does not hold funds or securities for, or owe money or securities to, customers.

The accompanying notes are an integral part of these financial statements.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GP Bullhound, Inc.

We have reviewed management's statements, included in the accompanying GP Bullhound, Inc. Exemption Report, in which (1) GP Bullhound, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which GP Bullhound, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) GP Bullhound, Inc. stated that GP Bullhound, Inc. met the identified exemption provisions throughout the most recent fiscal year ending December 31st, 2021 without exception. GP Bullhound, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GP Bullhound, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 25, 2022

GP Bullhound Inc Exemption Report

GP Bullhound Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions in §240.15c3-3(k)(2)(i) throughout the most recent fiscal year ending December 31st, 2021, without exception.

I, Alec Dafferner, swear (or affirm), that to my best knowledge and belief, this Exemption Report is true and correct.

By: Alec Dafferner

Title: Partner

Date: January 14, 2022

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders
of GP Bullhound, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of GP Bullhound, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 25, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67930 FINRA DEC
GP BULLHOUND INC.
ONE SANSOME STREET, FLOOR 36
SUITE 3650
SAN FRANCISCO, CA 94104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Alec Dafferner 415-297-0304

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$64,794
B.	Less payment made with SIPC-6 filed (**exclude interest**) 07/28/2021 Date Paid	(22,391)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$42,403

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GP Bullhound Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 22nd day of February, 20 22.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 43,775,188
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Bad Debt and PPP Loan (Deductions in excess of $100,000 require documentation)	579,212
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	579,212
2d. SIPC Net Operating Revenues	$ 43,195,976
2e. General Assessment @ .0015	$ 64,794
	(to page 1, line 2.A.)